SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the period ending 24th October 2007
GlaxoSmithKline plc
(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F  ☒          Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐          No  ☒

Issued: Wednesday, 24th October 2007, London, U.K.
Results Announcement for the third quarter 2007
GSK reports third quarter EPS of 23.7p
Significant new Operational Excellence programme announced
GlaxoSmithKline plc (GSK) today announces its unaudited results for the third quarter ended 30th September 2007. The full results are presented under ‘Income Statement’ on pages 7 and 8, and are summarised below.
FINANCIAL RESULTS*

					9 months	9 months
	Q3 2007	Q3 2006	Growth		2007	2006	Growth
	£m	£m	CER%	£%	£m	£m	CER%	£%
Turnover	5,476	5,642	1	(3)	16,742	17,266	3	(3)
Operating profit	1,910	2,023	(1)	(6)	6,005	6,108	6	(2)
Profit before tax	1,882	2,022	(2)	(7)	5,921	6,089	5	(3)
Earnings per share	23.7p	24.7p	1	(4)	74.7p	74.5p	9	—
SUMMARY*
•	Group turnover up 1% to £5.5 billion; pharmaceutical turnover down 2% to £4.6 billion impacted by generic competition in the USA and a decrease in Avandia sales:

—	Seretide/Advair +7% to £835 million	—	Valtrex + 13% to £229 million
—	Vaccines +49% to £593 million	—	Avandia products -38% to £225 million
—	Lamictal +14% to £275 million	—	Zofran -86% to £32 million

•	Consumer Healthcare delivers strong Q3 performance with sales up 16% to £871 million:
	—	OTC sales up 24% to £417 million, with new weight loss treatment alli contributing £34 million

•	New Operational Excellence programme to deliver annual pre-tax cost savings of up to £700 million by 2010 and improve GSK’s long-term productivity and efficiency:
	—	£350 million of pre-tax cost savings expected in 2008
	—	Savings will partly mitigate the expected impact to 2008 earnings from generic competition and lower Avandia sales in 2008
	—	Charges of approximately £1.5 billion expected over the period 2007-2010.

•	Q3 dividend of 13p (2006: 12p). Expected full year dividend increased 10% to 53p (2006: 48p)

•	£1.7 billion of shares repurchased as part of £12 billion share buy-back programme (1st August to 23rd October)

•	GSK expects earnings per share growth of 8 to 10% at constant exchange rates in 2007, excluding charges related to its new Operational Excellence programme

•	R&D Neuroscience seminar announced — 13th December 2007, New York
*	The Group’s practice is to discuss its results in terms of constant exchange rate (CER) growth. All commentaries compare 2007 results with 2006 in CER terms unless otherwise stated. See ‘Accounting Presentation and Policies’ on page 21.

Commenting on the performance in the quarter and GSK’s new Operational Excellence programme, JP Garnier, Chief Executive Officer, said: “GSK remains on track to meet its earnings guidance for the year, despite significant challenges. We continue to strengthen our product portfolio with 15 products launched, approved or filed so far this year, and we remain very focused on delivering more from our late-stage pipeline. We are also increasing R&D investment in key areas of future growth, such as biopharmaceuticals, oncology, vaccines and neuroscience.
GSK is also constantly seeking ways to adapt its operations and its cost base to remain competitive. Operational Excellence is part of our culture and in our new programme we will be accelerating and expanding many initiatives to improve GSK’s productivity. This will include streamlining our manufacturing, adapting our selling model and improving efficiencies in R&D.
We are very conscious that these initiatives will impact our staff in certain areas of our business and we regret that job reductions will be a necessary part of this programme. We will do everything we can to support those employees who are affected. However, by making the changes we envision, GSK will be better placed to address the challenges we face in 2008 and be in a stronger position to create long-term value for patients and shareholders.”
PHARMACEUTICAL UPDATE
Total pharmaceutical turnover fell by 2% to £4.6 billion. In the United States, turnover fell 7% to £2.2 billion, impacted by continued generic competition and a reduction in Avandia sales. In Europe turnover was up 1% to £1.3 billion, with sales growth of vaccines and newer products offsetting generic competition to older products and further price cuts mandated by European governments. Sales in International were £1.0 billion, up 9%, with good growth seen in emerging markets including India and China.
Seretide/Advair sales up 7% to £835 million
Total sales of Seretide/Advair, for asthma and COPD, were up 7% to £835 million. In the USA, sales grew 5% to £452 million. Estimated underlying US growth of Advair in the third quarter was 8%. In Europe, sales grew 8% to £293 million and in International sales grew 15% to £90 million.

In the USA, new treatment guidelines issued by the National Institute of Health were published in August and support the use of combination therapies, such as Advair, as initial therapy in moderate or severe patients with asthma. GSK also continues to see increased use of Advair in the treatment of COPD and is in ongoing discussions with the FDA to expand product labelling for use of Advair in this patient group.
Vaccine sales up 49% to £593 million; impressive US performance driven by flu and hepatitis vaccines
In the USA, vaccine sales rose 97% to £237 million. Sales growth was driven by orders for flu vaccines, Fluarix and FluLaval, which together contributed sales of £93 million and continued good performance of Infanrix/Pediarix, (+40% to £58 million), and hepatitis vaccines (+82% to £66 million). In August, the FDA accepted a marketing application for Rotarix, GSK’s vaccine to prevent rotavirus gastroenteritis in infants.

Sales in Europe grew 22% to £206 million also benefiting from demand for flu vaccines. Sales in International markets grew 35% to £150 million, with increased use of Rotarix and successful tenders for Varilrix and Priorix.

Following approval by the EMEA in September, GSK has recently launched Cervarix, its vaccine to prevent cervical cancer, in 12 European markets, including the UK, Germany and Belgium. Further launches are expected in other European markets during the fourth quarter. Cervarix has already been approved in several International markets, and in September was the first vaccine of its type to be filed in Japan. GSK also filed Cervarix for WHO prequalification in September as part of its commitment to making the vaccine available in the developing world.

Avandia product group sales declined 38% to £225 million
Sales of the Avandia product group, for the treatment of type 2 diabetes, fell 38% to £225 million for the quarter, with US sales down 48% to £130 million. Sales in European and International markets declined 11% to £50 million and 22% to £45 million respectively.

On 30th July, an FDA Advisory Committee met to discuss the potential cardiovascular risks associated with the use of thiazolidinediones, with a specific focus on Avandia. The FDA is currently reviewing the committee’s recommendations.
Lamictal, Valtrex and Requip — combined sales grew 16% to over £550 million
Sales of Lamictal, for the treatment of epilepsy and bipolar disorder, grew 14% to £275 million, with strong sales performance in the USA, up 20% to £224 million. In September, GSK received an FDA approvable letter for Lamictal XR, a once-daily extended-release treatment for epilepsy. The company is discussing with the FDA the next steps for the application.

Sales of Valtrex, for herpes, rose 13% to £229 million, with US sales up 11% to £162 million. Sales of Requip, for Parkinson’s disease and restless legs syndrome (RLS), grew 31% to £87 million in the quarter, driven by strong sales in the USA, up 39% to £59 million. In August, GSK received an approvable letter for Requip 14hr for treatment of RLS. A decision from the FDA on the marketing application for Requip 24hr for Parkinson’s disease is expected in December.
Other key growth drivers contribute £154 million of sales in third quarter:
Avodart, for enlarged prostate, continued to perform strongly with sales up 33% to £72 million. During the quarter, GSK announced new results from the CombAT study — combination therapy with Avodart and tamsulosin. These data, which have been submitted to regulators, showed that Avodart and tamsulosin in combination provide significantly greater urinary symptom improvement for men with enlarged prostate than either treatment used as monotherapy.

GSK’s share of the co-promotion income for Boniva/Bonviva, the only once-monthly medicine for post-menopausal osteoporosis, was up 56% to £41 million. Sales of Arixtra, a once-daily anticoagulant, doubled to £25 million. During the quarter Arixtra was also approved in Europe for the treatment of acute coronary syndromes.

Sales of Tykerb, for breast cancer, were £16 million in the quarter with the product continuing to gain share of the Her2+ metastatic breast cancer market.
Other products
Total sales of HIV products were £360 million, up 3%, with strong sales growth from new products Epzicom/Kivexa (+33% to £80 million) and Lexiva (+19% to £37 million) offsetting competition to older products, Combivir (-4% to £115 million) and Epivir (-13% to £38 million).

Sales of Relenza, GSK’s anti-viral for influenza, were £28 million, down 7%, reflecting lower demand from governments to stockpile it for use in the event of a flu pandemic.

Sales of Zofran (-86% to £32 million), Flixonase/Flonase (-23% to £49 million) and Wellbutrin XL (-41% to £114 million ) decreased as a result of generic competition to these products.

Total sales of Coreg IR and Coreg CR, for heart conditions, were £145 million, down 20%, reflecting generic competition to Coreg IR which began in September. Sales of Coreg CR were £31 million during the quarter.

PHARMACEUTICAL PIPELINE UPDATE
Neuroscience seminar
GSK today announced that it intends to hold a meeting for investors and analysts on 13th December in New York, to focus on products in its clinical pipeline for the treatment of neuroscience diseases and disorders, such as Alzheimer’s, schizophrenia, multiple sclerosis and depression.
R&D pipeline
Earlier this month, the company published an update on its R&D pipeline. GSK currently has 149 projects in clinical development comprising 89 NCEs, 37 PLEs and 23 vaccines. GSK has 33 key assets currently in phase III development or registration.
GSK has recently signed three major in-licensing agreements, further strengthening its late-stage pipeline in key therapeutic areas: oncology, auto-immune diseases and neuroscience.
STA-4783 — a first in class oxidative stress inducer, for the treatment of metastatic melanoma, was in-licensed from Synta Pharmaceuticals. STA-4783 is in phase III clinical development.

Otelixizumab (TRX4) — a novel anti-CD3 monoclonal antibody, currently in phase II development for type 1 diabetes and in phase I development for psoriasis, was in-licensed from Tolerx.

Lunivia — an agreement to market Lunivia, a new treatment for insomnia, worldwide (excluding the USA, Canada, Mexico and Japan), was completed with Sepracor. A marketing application for Lunivia was submitted to the EMEA in July.
Approvals and filings
GSK received a positive opinion from European regulatory authorities in October for use of Avamys to treat allergic rhinitis in adults and children. Also in October, the FDA approved Hycamtin capsules for the treatment of relapsed small cell lung cancer.

In August, Atriance was approved in Europe for the treatment of patients with T-cell acute lymphoblastic leukaemia (T-ALL) and T-cell lymphoblastic lymphoma (T-LBL).

Responses have also been submitted to the FDA following requests from the agency for additional information on Entereg, for management of post-operative ileus, and Trexima, for migraine.
CONSUMER HEALTHCARE UPDATE
Continued strong quarterly sales growth of 16% to £871 million, driven by strong performance of OTC medicines and key brands, Lucozade, Aquafresh and Sensodyne
In North America sales grew 35% to £240 million benefiting from the launch of alli and the integration of new brands, Breathe Right and FiberChoice, which were acquired in 2006. In Europe, sales grew 8% to £386 million and International sales were up 14% to £245 million.
•	Over-the-counter (OTC) medicine sales grew 24% to £417 million, reflecting the successful launch of alli in the USA, which contributed sales of £34 million, and strong growth of Panadol, up 13% to £60 million. Combined sales of Breathe Right and FiberChoice were £22 million for the quarter, and grew 24% compared with the same period last year, when marketed by CNS Inc.
•	Oral care sales grew 11% to £260 million. Sales of Sensodyne grew 23% to £75 million, benefiting from the introduction of the new Pronamel brand. Sales of the Aquafresh product line grew 12% to £75 million benefiting from the launches of Aquafresh White Trays, Aquafresh Advance and Aquafresh IsoActive gel.

•	Nutritional healthcare product sales grew 8% to £194 million. Lucozade grew 12% to £95 million benefiting from the launch of new flavours. Sales of Horlicks grew 18% to £47 million while sales of Ribena declined 7% to £41 million.

FINANCIAL REVIEW
Operational Excellence
GSK today announced a significant new £1.5 billion Operational Excellence programme to improve the effectiveness and productivity of its operations. Operational Excellence programmes have been a key part of the company’s financial strategy for several years and have delivered cost savings and process improvements in a wide variety of business areas.
The new programme is expected to deliver total annual pre-tax savings of up to £700 million by 2010 with savings realised across the business: manufacturing (40%); selling and administration (40%) and R&D infrastructure savings (20%). GSK expects to realise the majority of annual savings within the first two years of the programme, with approximately £350 million expected by 2008 and £550 million by 2009. These savings will partly mitigate the expected impact to 2008 earnings from generic competition and lower Avandia sales and the associated adverse impact on GSK’s gross margin.
The new programme will accelerate and expand many initiatives to improve productivity and efficiency, including further streamlining of manufacturing, adapting GSK’s selling model and improving efficiencies in R&D.
In manufacturing, GSK will reduce the overall number of sites operating in its network and simplify processes and site activities to reduce over-capacity. The company will also continue to seek opportunities to outsource manufacture of existing products and for low-cost sourcing of materials, whilst focusing its capability on new products.
GSK will continue to adapt its selling model. As a result of its changing product portfolio, GSK has already expanded its capabilities into specialist areas such as oncology and vaccines. GSK has also conducted several sales force pilot initiatives to assess new sales structures and selling techniques. Results from these initiatives have provided GSK with new opportunities to evolve its traditional selling methods competitively, including adopting more tailored and customised sales approaches in both developed and emerging markets.
In R&D, GSK will continue to invest in the development of its promising late-stage pipeline and will increase investment in key areas of future growth, such as biopharmaceuticals, oncology, vaccines, neuroscience and emerging markets such as China. Cost savings in R&D will be focused on simplification and streamlining of support infrastructure.
Total one-off costs for implementation of the new programme are expected to be approximately £1.5 billion, incurred over the period 2007 to 2010. In total, approximately 70% will be in cash expenditures and 30% will be in accounting write-downs.
GSK business units will implement the new programme consistent with their business needs. Any proposed initiatives, including outsourcing, site closures and staff reductions will be subject to consultations with staff, works councils, trade unions and other employee representatives in accordance with applicable employment legislation.
From Q4 2007, GSK will introduce a 3-column approach to the income statement. ‘Business performance’ will show GSK’s underlying results excluding the one-off costs of the programme. The middle column will show the one-off costs related to the new Operational Excellence programme and the ‘Total’ column will show the full IFRS statutory results.
Earnings guidance is now given on the business performance basis, excluding the costs of the new Operational Excellence programme.
Dividends
The Board has declared a Q3 2007 dividend of 13 pence per share. This compares with a dividend of 12 pence per share for Q3 2006. The equivalent interim dividend receivable by ADR holders is 53.2584 cents per ADS based on an exchange rate of £1/$2.0484. The ex-dividend date will be 31st October 2007, with a record date of 2nd November 2007 and a payment date of 10th January 2008. The full-year dividend for 2007 is expected to be 53 pence compared with 48 pence in 2006.

Share buy-back programme
Following the announcement in July 2007 of a two-year £12 billion share buy-back programme GSK repurchased £1.7 billion of shares in the period 1st August to 23rd October, to be held as Treasury shares.
Operating profit and earnings per share
Operating profit of £1,910 million decreased by 1% in CER terms compared with Q3 2006 and was below turnover growth of 1% in CER terms, reflecting higher legal charges and lower other operating income partially offset by lower R&D costs.
In the quarter, gains from asset disposals were £22 million (£63 million in 2006), costs for legal matters were £64 million (£22 million in 2006), fair value movements on financial instruments resulted in a charge of £31 million (income of £22 million in 2006) and charges related to restructuring programmes were £13 million (£124 million in 2006).
Profit after taxation decreased by 1% in CER terms, in line with the decrease in operating profit as a lower expected tax rate for the year was offset by higher net interest costs.
EPS of 23.7 pence increased 1% in CER terms (4% decrease in sterling terms) compared with Q3 2006. The adverse currency impact of 5% on EPS reflected the strength of sterling against the US dollar.
Currencies
The Q3 2007 results are based on average exchange rates, principally £1/$2.03, £1/Euro 1.48 and £1/Yen 237. The period-end exchange rates were £1/$2.04, £1/Euro 1.43 and £1/Yen 234. If exchange rates were to hold at the Q3 2007 average level for the remainder of 2007, the adverse currency impact on EPS growth for the full-year would be around 7%.
2007 earnings guidance
GSK expects business performance earnings per share growth of 8 to 10% at constant exchange rates in 2007, excluding charges related to the new Operational Excellence programme.
GlaxoSmithKline — one of the world’s leading research-based pharmaceutical and healthcare companies — is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com.

Enquiries:	UK Media	Philip Thomson Claire Brough Alice Hunt Joss Mathieson	(020) 8047 5502 (020) 8047 5502 (020) 8047 5502 (020) 8047 5502

	US Media	Nancy Pekarek Mary Anne Rhyne	(215) 751 7709 (919) 483 2839

	European Analyst / Investor	David Mawdsley Sally Ferguson	(020) 8047 5564 (020) 8047 5543

	US Analyst / Investor	Frank Murdolo Tom Curry	(215) 751 7002 (215) 751 5419
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies with the exception of Levitra, a trademark of Bayer, Bonviva/Boniva, a trademark of Roche and Vesicare, a trademark of Astellas Pharmaceuticals in many countries and of Yamanouchi Pharmaceuticals in certain countries, all of which are used under licence by the Group.
Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group’s operations are described under ‘Risk Factors’ in the ‘Business Review’ in the company’s Annual Report 2006.

INCOME STATEMENT
Three months ended 30th September 2007

	Q3 2007	Growth	Q3 2006
	£m	CER%	£m

Turnover:
Pharmaceuticals	4,605	(2)	4,876
Consumer Healthcare	871	16	766

TURNOVER	5,476	1	5,642

Cost of sales	(1,232)	2	(1,222)

Gross profit	4,244	—	4,420

Selling, general and administration	(1,617)	3	(1,617)
Research and development	(769)	(9)	(871)
Other operating income	52		91

Operating profit:
Pharmaceuticals	1,707	(3)	1,842
Consumer Healthcare	203	15	181

OPERATING PROFIT	1,910	(1)	2,023

Finance income	75		64
Finance expense	(117)		(81)
Share of after tax profits of associates and joint ventures	14		16

PROFIT BEFORE TAXATION	1,882	(2)	2,022

Taxation	(536)		(596)
Tax rate %	28.5%		29.5%

PROFIT AFTER TAXATION FOR THE PERIOD	1,346	(1)	1,426

Profit attributable to minority interests	36		35
Profit attributable to shareholders	1,310		1,391

	1,346		1,426

EARNINGS PER SHARE	23.7p	1	24.7p

Diluted earnings per share	23.5p		24.4p

INCOME STATEMENT
Nine months ended 30th September 2007

	9 months		9 months
	2007	Growth	2006	2006
	£m	CER%	£m	£m
Turnover:
Pharmaceuticals	14,186	1	14,942	20,078
Consumer Healthcare	2,556	15	2,324	3,147

TURNOVER	16,742	3	17,266	23,225

Cost of sales	(3,678)	6	(3,565)	(5,010)

Gross profit	13,064	2	13,701	18,215

Selling, general and administration	(5,131)	2	(5,323)	(7,257)
Research and development	(2,284)	(4)	(2,477)	(3,457)
Other operating income	356		207	307

Operating profit:
Pharmaceuticals	5,484	6	5,624	7,125
Consumer Healthcare	521	12	484	683

OPERATING PROFIT	6,005	6	6,108	7,808

Finance income	210		204	287
Finance expense	(334)		(266)	(352)
Share of after tax profits of associates and joint ventures	40		43	56

PROFIT BEFORE TAXATION	5,921	5	6,089	7,799

Taxation	(1,687)		(1,796)	(2,301)
Tax rate %	28.5%		29.5%	29.5%

PROFIT AFTER TAXATION FOR THE PERIOD	4,234	7	4,293	5,498

Profit attributable to minority interests	77		85	109
Profit attributable to shareholders	4,157		4,208	5,389

	4,234		4,293	5,498

EARNINGS PER SHARE	74.7p	9	74.5p	95.5p

Diluted earnings per share	73.9p		73.5p	94.5p

PHARMACEUTICAL TURNOVER
Three months ended 30th September 2007

	Total		USA		Europe		International
	£m	CER%	£m	CER%	£m	CER%	£m	CER%
RESPIRATORY	1,185	4	570	4	410	2	205	8
Seretide/Advair	835	7	452	5	293	8	90	15
Flixotide/Flovent	140	1	67	13	34	(13)	39	(5)
Serevent	63	(6)	18	(5)	32	(9)	13	—
Flixonase/Flonase	49	(23)	21	(41)	10	10	18	—

CENTRAL NERVOUS SYSTEM	825	(4)	589	(4)	124	(13)	112	5
Seroxat/Paxil	128	(2)	33	9	27	(23)	68	3
Paxil IR	92	(7)	—	—	27	(23)	65	3
Paxil CR	36	12	33	13	—	—	3	—
Wellbutrin	135	(38)	131	(38)	2	100	2	(50)
Wellbutrin IR, SR	21	(15)	18	(14)	1	—	2	(33)
Wellbutrin XL	114	(41)	113	(41)	1	—	—	—
Imigran/Imitrex	165	(2)	133	—	22	(19)	10	10
Lamictal	275	14	224	20	36	(12)	15	—
Requip	87	31	59	39	23	10	5	67

ANTI-VIRALS	714	6	351	12	207	(5)	156	11
HIV	360	3	159	2	148	—	53	17
Combivir	115	(4)	50	(7)	47	(10)	18	25
Trizivir	55	(8)	28	(9)	23	(19)	4	>100
Epivir	38	(13)	14	(6)	16	(24)	8	—
Ziagen	28	4	12	18	9	(10)	7	—
Agenerase, Lexiva	37	19	20	22	13	17	4	—
Epzicom/Kivexa	80	33	34	19	37	42	9	67

Herpes	256	12	166	13	36	3	54	15
Valtrex	229	13	162	11	29	7	38	28
Zovirax	27	4	4	>100	7	(13)	16	(6)

Zeffix	42	5	4	(25)	6	—	32	9
Relenza	28	(7)	12	>100	14	(44)	2	—

METABOLIC	297	(29)	160	(41)	65	2	72	(13)
Avandia products	225	(38)	130	(48)	50	(11)	45	(22)
Avandia	153	(51)	92	(60)	26	(17)	35	(27)
Avandamet	60	39	29	>100	23	(8)	8	—
Avandaryl	12	18	9	—	1	—	2	100
Bonviva/Boniva	41	56	28	24	11	>100	2	—

VACCINES	593	49	237	97	206	22	150	35
Hepatitis	141	29	66	82	55	2	20	—
Influenza	141	>100	93	>100	37	>100	11	10
Infanrix/Pediarix	137	16	58	40	62	(5)	17	33
Boostrix	26	56	20	50	5	67	1	100
Rotarix	23	>100	—	—	6	>100	17	>100

CARDIOVASCULAR AND UROGENITAL	378	(2)	239	(4)	96	(1)	43	10
Coreg	145	(20)	144	(21)	—	—	1	50
Coreg CR	31	—	31	—	—	—	—	—
Coreg IR	114	(37)	113	(38)	—	—	1	—
Levitra	13	18	12	33	—	—	1	(50)
Avodart	72	33	45	27	21	29	6	>100
Arixtra	25	100	14	>100	9	33	2	—
Fraxiparine	41	(16)	—	—	35	(20)	6	20
Vesicare	13	56	13	56	—	—	—	—

ANTI-BACTERIALS	302	(2)	41	(15)	130	(4)	131	6
Augmentin	117	(2)	11	(40)	54	—	52	11

ONCOLOGY AND EMESIS	104	(61)	52	(74)	35	(8)	17	(5)
Zofran	32	(86)	4	(98)	17	(32)	11	(8)
Hycamtin	30	11	18	12	11	10	1	—
Tykerb	16	—	11	—	5	—	—	—

OTHER	207	(9)	(9)	—	63	2	153	5
Zantac	37	(25)	5	(69)	10	(9)	22	(4)

	4,605	(2)	2,230	(7)	1,336	1	1,039	9

Pharmaceutical turnover includes co-promotion income.

PHARMACEUTICAL TURNOVER
Nine months ended 30th September 2007

	Total		USA		Europe		International
	£m	CER%	£m	CER%	£m	CER%	£m	CER%
RESPIRATORY	3,669	4	1,745	3	1,294	3	630	9
Seretide/Advair	2,541	10	1,378	9	900	8	263	18
Flixotide/Flovent	446	(2)	203	1	117	(10)	126	(1)
Serevent	198	(4)	55	(6)	99	(7)	44	4
Flixonase/Flonase	167	(34)	71	(56)	39	—	57	7

CENTRAL NERVOUS SYSTEM	2,449	(3)	1,740	(1)	380	(16)	329	4
Seroxat/Paxil	402	(5)	104	(10)	93	(18)	205	4
Paxil IR	288	(8)	2	(81)	93	(18)	193	3
Paxil CR	114	2	102	1	—	—	12	8
Wellbutrin	399	(37)	387	(38)	3	50	9	(25)
Wellbutrin IR, SR	59	(19)	50	(21)	2	—	7	(13)
Wellbutrin XL	340	(39)	337	(39)	1	—	2	(50)
Imigran/Imitrex	498	—	405	7	65	(30)	28	—
Lamictal	796	16	645	26	107	(20)	44	10
Requip	251	40	174	53	66	10	11	63

ANTI-VIRALS	2,237	12	1,102	18	663	4	472	12
HIV	1,083	(1)	482	(1)	456	(3)	145	5
Combivir	347	(10)	150	(10)	147	(12)	50	(5)
Trizivir	177	(9)	92	(7)	74	(15)	11	20
Epivir	119	(21)	40	(19)	52	(26)	27	(12)
Ziagen	81	(3)	34	3	28	(10)	19	(5)
Agenerase, Lexiva	105	14	59	18	39	11	7	—
Epzicom/Kivexa	234	44	105	25	106	57	23	>100

Herpes	758	13	494	19	110	4	154	4
Valtrex	679	16	487	18	87	9	105	11
Zovirax	79	(7)	7	33	23	(12)	49	(9)

Zeffix	126	12	10	—	18	6	98	14
Relenza	187	>100	90	>100	72	83	25	86

METABOLIC	1,193	(9)	729	(17)	215	19	249	1
Avandia products	988	(14)	650	(21)	170	7	168	—
Avandia	717	(28)	493	(34)	88	(7)	136	(8)
Avandamet	228	77	121	>100	80	25	27	59
Avandaryl	43	68	36	54	2	—	5	>100
Bonviva/Boniva	109	90	77	55	30	>100	2	100

VACCINES	1,359	21	424	52	556	10	379	11
Hepatitis	382	14	145	35	170	3	67	6
Influenza	146	>100	93	>100	37	>100	16	(11)
Infanrix/Pediarix	406	13	152	34	201	(3)	53	32
Boostrix	53	33	34	32	14	40	5	25
Rotarix	52	>100	—	—	16	>100	36	100

CARDIOVASCULAR AND UROGENITAL	1,256	11	834	15	299	3	123	1
Coreg	564	6	558	6	—	—	6	40
Coreg CR	55	—	54	—	—	—	1	—
Coreg IR	509	(4)	504	(4)	—	—	5	20
Levitra	38	32	36	34	—	—	2	100
Avodart	202	39	126	44	60	22	16	80
Arixtra	71	>100	39	>100	28	75	4	>100
Fraxiparine	133	(13)	—	—	117	(13)	16	(19)
Vesicare	36	70	36	70	—	—	—	—

ANTI-BACTERIALS	960	(2)	143	(3)	436	(5)	381	2
Augmentin	384	(7)	52	(19)	179	(10)	153	3

ONCOLOGY AND EMESIS	377	(54)	227	(64)	101	(15)	49	(16)
Zofran	174	(74)	85	(84)	54	(36)	35	(21)
Hycamtin	88	9	53	7	30	19	5	(20)
Tykerb	32	—	24	—	8	—	—	—

OTHER	686	—	32	(48)	186	2	468	6
Zantac	125	(25)	26	(50)	31	(18)	68	(11)

	14,186	1	6,976	(2)	4,130	1	3,080	6

Pharmaceutical turnover includes co-promotion income.

CONSUMER HEALTHCARE TURNOVER
Three months ended 30th September 2007

	Q3 2007	Growth
	£m	CER%
Over-the-counter medicines	417	24
Analgesics	104	16
Dermatological	43	16
Gastrointestinal	62	8
Respiratory tract	61	63
Smoking control	75	8
Natural wellness support	31	(9)
Weight management	34	—

Oral care	260	11
Nutritional healthcare	194	8

Total	871	16

CONSUMER HEALTHCARE TURNOVER
Nine months ended 30th September 2007

	9 months 2007	Growth
	£m	CER%
Over-the-counter medicines	1,238	20
Analgesics	304	11
Dermatological	127	8
Gastrointestinal	194	10
Respiratory tract	161	47
Smoking control	228	(3)
Natural wellness support	90	(5)
Weight management	110	—

Oral care	774	10
Nutritional healthcare	544	10

Total	2,556	15

FINANCIAL REVIEW — INCOME STATEMENT
Operating profit

	Q3 2007		Q3 2006		Growth
		% of		% of
	£m	turnover	£m	turnover	CER%	£%
Turnover	5,476	100.0	5,642	100.0	1	(3)

Cost of sales	(1,232)	(22.5)	(1,222)	(21.7)	2	1
Selling, general and administration	(1,617)	(29.5)	(1,617)	(28.6)	3	—
Research and development	(769)	(14.0)	(871)	(15.4)	(9)	(12)
Other operating income	52	0.9	91	1.6

Operating profit	1,910	34.9	2,023	35.9	(1)	(6)

Overall, the operating margin decreased 1 percentage point, as sterling operating profit decreased 6% while sterling turnover declined 3%.
Cost of sales as a percentage of turnover increased by 0.8 percentage points. At constant exchange rates, cost of sales as a percentage of turnover increased by 0.3 percentage points, reflecting unfavourable product and regional mix (1.4 percentage points), partially offset by lower costs arising on existing restructuring programmes (1.1 percentage points).
SG&A costs as a percentage of turnover increased 0.9 percentage points compared with Q3 2006. Excluding legal costs and charges relating to restructuring programmes, SG&A costs at constant exchange rates increased in line with turnover growth.
R&D expenditure declined 9% reflecting lower charges related to restructuring programmes. Excluding these costs, expenditure was broadly in line with last year. Pharmaceuticals R&D expenditure represented 16.1% (2006: 17.4%) of pharmaceutical turnover.
Other operating income includes royalty income, equity investment disposals and impairments, product disposals and fair value adjustments to financial instruments. Other operating income was £52 million in Q3 2007 (Q3 2006: £91 million). The decrease is primarily due to adverse fair value movements on financial instruments (£31 million charge in Q3 2007 compared with £22 million income in Q3 2006) and lower asset disposal profits, partially offset by higher royalty income, which increased by £38 million compared with last year.
Taxation
The charge for taxation on profit, amounting to £536 million, represents an effective tax rate of 28.5%, which is the expected rate for the year.
As reported in the ‘Taxation’ note to the Financial Statements included in the Annual Report 2006 the Group has open issues with the revenue authorities in the UK, Canada and Japan.
On 28th March 2007, the Japanese Tax Court announced its decision in favour of the Tokyo Regional Tax Board. The decision will not have any significant impact on the company’s tax rate for the year. GSK has paid and provided for all taxes due and has filed an appeal which was heard by the Japanese High Court in September. The judgement is expected in November.
GSK continues to be in discussion with UK HMRC on outstanding UK issues, and in Canada is still awaiting the court’s judgement.
GSK uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.

Weighted average number of shares

	Q3 2007	Q3 2006
	millions	millions
Weighted average number of shares — basic	5,520	5,641
Dilutive effect of share options and share awards	51	70

Weighted average number of shares — diluted	5,571	5,711

	9 months	9 months
	2007	2006	2006
	millions	millions	millions

Weighted average number of shares — basic	5,564	5,652	5,643
Dilutive effect of share options and share awards	64	70	57

Weighted average number of shares — diluted	5,628	5,722	5,700

The number of shares in issue, excluding those held by the ESOP Trusts and those held as Treasury shares at 30th September 2007, was 5,465 million (30th September 2006: 5,632 million).
Dividends

	Paid/	Pence per
	payable	share	£m
2007
First interim	12th July 2007	12	670
Second interim	11th October 2007	12	666
Third interim	10th January 2008	13	710

2006
First interim	6th July 2006	11	619
Second interim	5th October 2006	11	620
Third interim	4th January 2007	12	671
Fourth interim	12th April 2007	14	785

		48	2,695

The liability for an interim dividend is only recognised when it is paid, which is usually after the accounting period to which it relates. The second and third interim dividends for 2007 have not been recognised in these results.

STATEMENT OF RECOGNISED INCOME AND EXPENSE

	9 months	9 months
	2007	2006	2006
	£m	£m	£m
Exchange movements on overseas net assets	89	(293)	(390)
Tax on exchange movements	(4)	(141)	(78)
Fair value movements on available-for-sale investments	(59)	23	84
Deferred tax on fair value movements on available-for-sale investments	7	(8)	(15)
Exchange movements on goodwill in reserves	(1)	20	31
Actuarial gains on defined benefit plans	1,172	409	429
Deferred tax on actuarial movements in defined benefit plans	(352)	(137)	(161)
Fair value movements on cash flow hedges	(7)	(5)	(5)
Deferred tax on fair value movements on cash flow hedges	3	2	2

Net gains/(losses) recognised directly in equity	848	(130)	(103)

Profit for the period	4,234	4,293	5,498

Total recognised income and expense for the period	5,082	4,163	5,395

Total recognised income and expense for the period attributable to:
Shareholders	4,992	4,101	5,307
Minority interests	90	62	88

	5,082	4,163	5,395

BALANCE SHEET

	30th September	30th September	31st December
	2007	2006	2006
	£m	£m	£m
ASSETS
Non-current assets
Property, plant and equipment	7,464	6,795	6,930
Goodwill	985	679	758
Other intangible assets	3,721	3,194	3,293
Investments in associates and joint ventures	313	292	295
Other investments	533	379	441
Deferred tax assets	2,278	2,054	2,123
Other non-current assets	994	565	721

Total non-current assets	16,288	13,958	14,561

Current assets
Inventories	2,965	2,493	2,437
Current tax recoverable	159	758	186
Trade and other receivables	5,119	5,252	5,317
Liquid investments	1,084	1,043	1,035
Cash and cash equivalents	2,050	2,344	2,005
Assets held for sale	4	4	12

Total current assets	11,381	11,894	10,992

TOTAL ASSETS	27,669	25,852	25,553

LIABILITIES
Current liabilities
Short-term borrowings	(1,994)	(653)	(718)
Trade and other payables	(5,217)	(4,611)	(4,871)
Current tax payable	(1,217)	(1,100)	(621)
Short-term provisions	(601)	(929)	(1,055)

Total current liabilities	(9,029)	(7,293)	(7,265)

Non-current liabilities
Long-term borrowings	(4,885)	(4,852)	(4,772)
Deferred tax liabilities	(831)	(587)	(595)
Pensions and other post-employment benefits	(1,331)	(2,613)	(2,339)
Other provisions	(1,002)	(655)	(528)
Other non-current liabilities	(429)	(448)	(406)

Total non-current liabilities	(8,478)	(9,155)	(8,640)

TOTAL LIABILITIES	(17,507)	(16,448)	(15,905)

NET ASSETS	10,162	9,404	9,648

EQUITY
Share capital	1,506	1,497	1,498
Share premium account	1,218	804	858
Retained earnings	6,818	6,940	6,965
Other reserves	337	(79)	65

Shareholders’ equity	9,879	9,162	9,386

Minority interests	283	242	262

TOTAL EQUITY	10,162	9,404	9,648

RECONCILIATION OF MOVEMENTS IN EQUITY

	9 months	9 months
	2007	2006	2006
	£m	£m	£m
Total equity at beginning of period	9,648	7,570	7,570
Total recognised income and expense for the period	5,082	4,163	5,395
Dividends to shareholders	(2,126)	(1,978)	(2,598)
Shares issued	368	261	316
Shares purchased and held as Treasury shares	(3,026)	(828)	(1,348)
Consideration received for shares transferred by ESOP Trusts	104	120	151
Share-based incentive plans net of tax	181	175	247
Changes in minority interest shareholdings	—	2	2
Distributions to minority shareholders	(69)	(81)	(87)

Total equity at end of period	10,162	9,404	9,648

FINANCIAL REVIEW — BALANCE SHEET
Net assets
The book value of net assets increased by £514 million from £9,648 million at 31st December 2006 to £10,162 million at 30th September 2007. This was attributable to a decrease in pension and other post-employment liabilities principally arising from an increase in the rate used to discount UK pension liabilities from 5.0% to 5.75%. At 30th September 2007, the net surplus on the Group’s pension plans was £37 million, although it should be noted that the Group’s annual review of assumptions, including, inter alia, mortality assumptions, will be carried out in December 2007.
The carrying value of investments in associates and joint ventures at 30th September 2007 was £313 million, with a market value of £1,063 million.
Equity
At 30th September 2007, total equity had increased from £9,648 million at 31st December 2006 to £10,162 million. The increase arose principally from retained earnings and actuarial gains on defined benefit pension plans in the period and was partially offset by further purchases of Treasury shares, which include an accrual of £605 million to reflect the maximum potential commitment under an irrevocable purchase agreement to acquire Treasury shares during the period from 1st October to 24th October 2007.
At 30th September 2007, the ESOP Trusts held 143.3 million GSK shares against the future exercise of share options and share awards. The carrying value of £1,662 million has been deducted from other reserves. The market value of these shares was £1,859 million.
In Q3 2007, GSK repurchased £1,171 million of Treasury shares. At 30th September 2007, the company held 415.5 million Treasury shares at a cost of £5,568 million, which has been deducted from retained earnings.

CASH FLOW STATEMENT
Three months ended 30th September 2007

	Q3 2007	Q3 2006
	£m	£m
Profit after tax	1,346	1,426
Tax on profits	536	596
Share of after tax profits of associates and joint ventures	(14)	(16)
Finance income/expense	42	17
Depreciation and other non-cash items	396	303
Increase in working capital	(178)	(289)
Increase in other net liabilities	110	77

Cash generated from operations	2,238	2,114

Taxation paid	(396)	(2,166)

Net cash inflow/(outflow) from operating activities	1,842	(52)

Cash flow from investing activities
Purchase of property, plant and equipment	(358)	(368)
Proceeds from sale of property, plant and equipment	4	15
Purchase of intangible assets	(66)	(74)
Proceeds from sale of intangible assets	2	76
Purchase of equity investments	(8)	(22)
Proceeds from sale of equity investments	1	6
Share transactions with minority shareholders	—	(158)
Purchase of businesses, net of cash acquired	—	7
Investment in associates and joint ventures	(1)	(1)
Interest received	71	58
Dividends from associates and joint ventures	5	6

Net cash outflow from investing activities	(350)	(455)

Cash flow from financing activities
Increase in liquid investments	(33)	(59)
Proceeds from own shares for employee share options	20	17
Issue of share capital	36	37
Purchase of Treasury shares	(1,113)	(309)
Repayment of long-term loans	(207)	—
Net increase in short-term loans	726	43
Net repayment of obligations under finance leases	(7)	(10)
Interest paid	(105)	(74)
Dividends paid to shareholders	(670)	(619)
Dividends paid to minority interests	(2)	(15)
Other financing cash flows	(53)	(50)

Net cash outflow from financing activities	(1,408)	(1,039)

Increase/(decrease) in cash and bank overdrafts in the period	84	(1,546)

Exchange adjustments	16	11
Cash and bank overdrafts at beginning of period	1,577	3,543

Cash and bank overdrafts at end of period	1,677	2,008

Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	2,050	2,344
Overdrafts	(373)	(336)

	1,677	2,008

CASH FLOW STATEMENT
Nine months ended 30th September 2007

	9 months	9 months
	2007	2006	2006
	£m	£m	£m
Profit after tax	4,234	4,293	5,498
Tax on profits	1,687	1,796	2,301
Share of after tax profits of associates and joint ventures	(40)	(43)	(56)
Finance income/expense	124	62	65
Depreciation and other non-cash items	920	887	1,138
Increase in working capital	(373)	(460)	(471)
Decrease in other net liabilities	(400)	(278)	(272)

Cash generated from operations	6,152	6,257	8,203

Taxation paid	(1,375)	(3,405)	(3,846)

Net cash inflow from operating activities	4,777	2,852	4,357

Cash flow from investing activities
Purchase of property, plant and equipment	(1,042)	(896)	(1,366)
Proceeds from sale of property, plant and equipment	23	32	43
Purchase of intangible assets	(491)	(155)	(224)
Proceeds from sale of intangible assets	7	183	175
Purchase of equity investments	(158)	(35)	(57)
Proceeds from sale of equity investments	45	22	32
Share transactions with minority shareholders	—	(158)	(157)
Purchase of businesses, net of cash acquired	(233)	(17)	(273)
Disposals of businesses and interests in associates	—	3	5
Investment in associates and joint ventures	(1)	(8)	(13)
Interest received	208	197	299
Dividends from associates and joint ventures	11	13	15

Net cash outflow from investing activities	(1,631)	(819)	(1,521)

Cash flow from financing activities
Increase in liquid investments	(19)	(49)	(55)
Proceeds from own shares for employee share options	104	120	151
Issue of share capital	368	261	316
Purchase of Treasury shares	(2,330)	(814)	(1,348)
Repayment of long-term loans	(207)	—	—
Increase in long-term loans	983	—	—
Net increase in/(repayment of) short-term loans	451	(874)	(739)
Net repayment of obligations under finance leases	(29)	(27)	(34)
Interest paid	(279)	(247)	(414)
Dividends paid to shareholders	(2,126)	(1,978)	(2,598)
Dividends paid to minority interests	(69)	(81)	(87)
Other financing cash flows	(77)	(100)	16

Net cash outflow from financing activities	(3,230)	(3,789)	(4,792)

Decrease in cash and bank overdrafts in the period	(84)	(1,756)	(1,956)
Exchange adjustments	(1)	(208)	(254)
Cash and bank overdrafts at beginning of period	1,762	3,972	3,972

Cash and bank overdrafts at end of period	1,677	2,008	1,762

Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	2,050	2,344	2,005
Overdrafts	(373)	(336)	(243)

	1,677	2,008	1,762

RECONCILIATION OF CASH FLOW TO MOVEMENTS IN NET DEBT

	9 months	9 months
	2007	2006	2006
	£m	£m	£m
Net debt at beginning of the period	(2,450)	(1,237)	(1,237)

Decrease in cash and bank overdrafts	(84)	(1,756)	(1,956)
Cash outflow from liquid investments	19	49	55
Net increase in long-term loans	(776)	—	—
Net (increase in)/repayment of short-term loans	(451)	874	739
Net repayment of obligations under finance leases	29	27	34
Exchange adjustments	14	(12)	(9)
Other non-cash movements	(46)	(63)	(76)

Increase in net debt	(1,295)	(881)	(1,213)

Net debt at end of the period	(3,745)	(2,118)	(2,450)

FINANCIAL REVIEW — CASH FLOW
Cash generated from operations was £2,238 million in Q3 2007. This represents an increase of £124 million compared with Q3 2006. The operating cash flow is in excess of the funds needed for the routine cash flows of tax, capital expenditure on property, plant and equipment and dividend payments to shareholders, together amounting to £1,424 million. Receipts of £56 million arose from the exercise of share options: £20 million from shares held by the ESOP Trusts and £36 million from the issue of new shares. In addition, £1,113 million was spent in the period on purchasing the company’s shares to be held as Treasury shares.
EXCHANGE RATES
The results and net assets of the Group, as reported in sterling, are affected by movements in exchange rates between sterling and overseas currencies. GSK uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas Group subsidiaries, associates and joint ventures into sterling and period-end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, are:

			9 months	9 months
	Q3 2007	Q3 2006	2007	2006	2006
Average rates:
£/US$	2.03	1.88	1.99	1.82	1.85
£/Euro	1.48	1.48	1.48	1.46	1.47
£/Yen	237	219	237	211	215
Period-end rates:
£/US$	2.04	1.87	2.04	1.87	1.96
£/Euro	1.43	1.47	1.43	1.47	1.48
£/Yen	234	221	234	221	233
During the period to 30th September 2007, average sterling exchange rates were stronger against the US dollar and the Yen compared with 2006. Comparing Q3 2007 period-end rates with Q3 2006 period-end rates, sterling was also stronger against the US dollar and the Yen but weaker against the Euro.

LEGAL MATTERS
The Group is involved in various legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations and related private litigation concerning sales, marketing and pricing. The Group makes provision for those proceedings on a regular basis and may make additional significant provisions for such legal proceedings, as required in the event of further developments in those matters, consistent with generally accepted accounting principles. Litigation, particularly in the USA, is inherently unpredictable and excessive awards that may not be justified by the evidence can occur. The Group could in the future incur judgments or enter into settlements of claims that could result in payments that exceed its current provisions by an amount that would have a material adverse effect on the Group’s financial condition, results of operations and cash flows.
Intellectual property claims include challenges to the validity of the patents on various of the Group’s products or processes and assertions of non-infringement of those patents. A loss in any of these cases could result in loss of patent protection for the product at issue. The consequence of any such loss could be a significant decrease in sales of that product and could materially affect future results of operations for the Group.
At 30th September 2007, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ on page 12) was £1.1 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.
Developments since the date of the Annual Report as previously updated by the Legal matters section of the Results Announcement for the first and second quarters of 2007 include:
Intellectual property
In September 2007, Roche Laboratories commenced actions in the US District Court for the District of New Jersey against seven generic drug manufacturers, and in the US District Court for the Northern District of Illinois against an eighth such manufacturer in each case alleging infringement of Roche patents relating to Boniva tablets. Each of the defendants had filed an abbreviated new drug application (ANDA) with the US Food and Drug Administration (FDA) with a certification of invalidity or non-infringement of at least one of the Roche patents. Only one manufacturer has challenged the basic compound patent which expires in March 2012. Final FDA approval of those ANDAs is stayed until the earlier of November 2010 or resolution of the relevant patent infringement action. The Group participates in the marketing of Boniva pursuant to a co-promotion agreement with Roche. The cases are in their early stages.
With respect to the Group’s patent infringement action against Teva Pharmaceuticals in respect of Avandia, the parties reached a settlement which provides that Teva may enter the US market with its generic versions of Avandia, Avandamet and Avandaryl oral tablets late in the first quarter 2012. Other terms of the settlement remain confidential.
With respect to the Group’s settlement with Teva in respect of Lamictal, Teva will be entitled to launch its own generic version of lamotrigine tablets in the USA in mid-2008.
With respect to the Group’s patent infringement action against Mylan Pharmaceuticals in respect of the Group’s new US patent covering a delayed and controlled release formulation of paroxetine hydrochloride (Paxil CR), the parties have reached a settlement which provides for Mylan to enter the market for all strengths of Paxil CR no later than 1st October 2008. Other terms of the settlement remain confidential.
Developments with respect to tax matters are described in ‘Taxation’ on page 12.

ACCOUNTING PRESENTATION AND POLICIES
This unaudited Results Announcement containing condensed financial information for the three and nine months ended 30th September 2007 is prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and the accounting policies set out in the Annual Report 2006, except that the following new accounting standards and interpretations have been implemented in 2007:
•	IFRS 7 ‘Financial instruments: disclosures’
•	Amendment to IAS 1 ‘Capital disclosures’
•	IFRIC 9 ‘Reassessment of embedded derivatives’
•	IFRIC 10 ‘Interim financial reporting and impairment’.
None of these has had a material impact on the results of current or prior periods.
This Results Announcement does not constitute statutory accounts of the Group within the meaning of section 240 of the Companies Act 1985.
The income statement, statement of recognised income and expense and cash flow statement for the year ended, and the balance sheet at, 31st December 2006 have been derived from the full Group accounts published in the Annual Report 2006, which have been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.
Data for market share and market growth rates are GSK estimates based on the most recent data from independent external sources and, where appropriate, are valued in sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in sterling had remained unchanged from those used in the previous year. All commentaries are presented in terms of CER unless otherwise stated.
INVESTOR INFORMATION
Announcement of Q3 2007 results
This Announcement was approved by the Board of Directors on Wednesday 24th October 2007.
Financial calendar
The company will announce preliminary results for 2007 and fourth quarter 2007 results on 7th February 2008. The fourth interim dividend for 2007 will have an ex-dividend date of 13th February 2008 and a record date of 15th February 2008. It will be paid on 10th April 2008.
Internet
This Announcement and other information about GSK are available on the company’s website at: http://www.gsk.com.

22

INDEPENDENT REVIEW REPORT TO GLAXOSMITHKLINE PLC
Introduction
We have been engaged by the company to review the condensed set of financial statements in the interim financial report for the three and nine months ended 30th September 2007, which comprise the consolidated Income Statement, the consolidated Balance Sheet, the consolidated Cash Flow Statement, the consolidated Statement of Recognised Income and Expense (nine month period only) and the related notes. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.
Directors’ responsibilities
The interim financial report is the responsibility of, and has been approved by, the directors. The annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this financial report has been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.
Our responsibility
Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the interim financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of this Results Announcement and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the three and nine months ended 30th September 2007 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union.
PricewaterhouseCoopers LLP
Chartered Accountants
London
24th October 2007

Notes:

(a)	The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

(Registrant)
Date: October 24, 2007

By:	/s/ Victoria Whyte

VICTORIA WHYTE

Authorised Signatory for and on behalf of
GlaxoSmithKline plc